Exhibit 3.1

FIRST AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF
INCORPORATION OF THE VIALINK COMPANY

     The viaLink Company, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

     The name of the Corporation is The viaLink Company. The original Certificate of Incorporation was filed with the Delaware Secretary of State on April 12, 1999, as amended by a Certificate of Amendment filed with the Delaware Secretary of State on June 7, 2000, as amended by the Amended and Restated Certificate of Incorporation filed with the Delaware Secretary of State on August 22, 2002, as amended by the Amended and Restated Certificate of Incorporation filed with the Delaware Secretary of State on June 2, 2003, and Certificate of Designations filed with the Delaware Secretary of State on February 7, 2001, November 6, 2001, December 27, 2001, and September 30, 2002 (the “Original Certificate of Incorporation”).

     This First Amendment to Amended and Restated Certificate of Incorporation was duly adopted by the Board of Directors of the Corporation in accordance with the applicable provisions of Sections 228 and 242 of the Delaware General Corporation Law and was submitted to the stockholders for approval.

     This First Amendment to Amended and Restated Certificate of Incorporation was duly adopted by vote of the stockholders in accordance with the applicable provisions of Sections 228 and 242 of the Delaware General Corporation Law.

     This First Amendment to Amended and Restated Certificate of Incorporation amends the Original Certificate of Incorporation by amending and restating Article I of the Original Certificate of Incorporation and replacing it with the following:

     “The name of this Corporation shall be Prescient Applied Intelligence, Inc.”

     This First Amendment to Amended and Restated Certificate of Incorporation further amends the Original Certificate of Incorporation by inserting the following paragraph immediately after Paragraph A of Article 4:

     Effective as of 5:00 p.m. on December 31, 2004 (the “Effective Date”), each share of Common Stock (the “Converted Common Stock”) issued and outstanding immediately prior to the Effective Date shall, without any action on the part of the holder thereof, be converted into, and deemed for all purposes to immediately represent, one-twentieth (1/20) of a share of Common Stock. Any fraction of a share of Common Stock that would otherwise result pursuant to the preceding sentence (after aggregating all fractional shares held by each stockholder) shall be round up to the nearest whole share. The executive officers of the Corporation or their designees shall use 5:00 p.m.on the Effective Date as the record date for determining the holders of record of the Converted Common Stock. From and after the Effective Date, each certificate representing shares of Converted Common Stock shall represent that number of shares of Common Stock determined in accordance with the preceding sentences. Upon surrender of certificates representing shares of Converted Common Stock to the Corporation, the executive officers of the Corporation or their designees shall issue to such holders of record a new certificate or certificates, endorsed with such legends as are required or are appropriate, representing one-twentieth (1/20) of a share of Common Stock for every one share of the Converted Common Stock as shall be registered on the Corporation’s stock transfer records for such holder. The executive officers, or their designees, shall enter the fact of the issuance of the new certificates for Common Stock in the appropriate name or names of the holders of such shares on the Corporation’s stock records and transfer books.

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     IN WITNESS WHEREOF, said Corporation has duly caused this certificate to be signed by Robert I. Noe, its Chief Executive Officer, this ___day of December, 2004.

By:
Robert I. Noe, Chief Executive Officer